September 23, 2019

Craig Ellins
Chief Executive Officer
One World Pharma, Inc.
3471 West Oquendo Road, Suite 301
Las Vegas, NV 89118

       Re: One World Pharma, Inc.
           Registration Statement on Form S-1
           Filed September 12, 2019
           File No. 333-233735

Dear Mr. Ellins:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. We note your disclosure that your common stock is currently quoted on the OTC Pink.
       Please confirm your understanding that being quoted on the OTC Pink does not satisfy the requirement that there be an established public trading market with respect to secondary at-the-market offerings for purposes of identifying the offering price on the prospectus cover page as required by Item 501(b)(3) of Regulation S-K. Please revise to clarify that the selling shareholders will sell at a fixed price or within a bona fide price range until your shares are listed or quoted on an established public trading market and thereafter at prevailing market prices or privately negotiated prices.
 Craig Ellins
One World Pharma, Inc.
September 23, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Donald Field at 202-551-3680 or Justin Dobbie at 202-551-3469 with any questions.



FirstName LastNameCraig Ellins                             Sincerely,
Comapany NameOne World Pharma, Inc.
                                                           Division of
Corporation Finance
September 23, 2019 Page 2                                  Office of Healthcare
& Insurance
FirstName LastName